Exhibit 99.21

CONSENT

We hereby consent to the reference to our valuation dated March 16, 2011, of certain trading property of Plaza Centers N.V. as of December 31, 2010, and March 19, 2010, of certain trading property of Plaza Centers N.V. as of December 31, 2009, appearing in this Current Report on Form 6-K of Elbit Imaging Ltd. and to the incorporation by reference of this Current Report in the Registration Statement on Form F-3 (Registration No. 333-172122) and in the Registration Statements on Form S-8 (Registration No. 333-117509, No. 333-130852, No. 333-136684 and No. 333-152820) filed by Elbit Imaging Ltd. and in the Shelf Prospectus filed by Elbit Imaging Ltd. with the Israeli Securities Authority and the Tel Aviv Stock Exchange on July 21, 2009.

This consent is not to be construed as an admission that we are an expert or that we are a person whose consent is required to be filed under the provisions of the Securities Act of 1933, as amended.

/s/ King Sturge Kft
King Sturge Kft

Budapest, Hungary
April 15, 2011